\# AD 3/17

15025035

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 14354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Investment Planning, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

218 Glenside Avenue
(No. and Street)

Wyncote	PA	19095
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

N. Mark Marr — (215) 881-4698
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mitchell & Titus, LLP
(Name – *if individual, state last, first, middle name*)

1818 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2015
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AD 3/18

OATH OR AFFIRMATION

I, N. Mark Marr, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Lincoln Investment Planning, Inc., as of December 31, 2014, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Nancy L. Heffner, Notary Public
Cheltenham Twp., Montgomery County
My Commission Expires Dec. 30, 2015
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

N. Mark Marr
Signature

Chief Financial Officer
Title

Nancy L. Heffner
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5 (e) (3).*

LINCOLN INVESTMENT PLANNING, INC.
AND SUBSIDIARIES

Consolidated Statement of Financial Condition
Year Ended December 31, 2014
With Report of Independent Registered Public Accounting Firm

LINCOLN INVESTMENT PLANNING, INC. AND SUBSIDIARIES
Consolidated Statement of Financial Condition
Year Ended December 31, 2014

TABLE OF CONTENTS

Mitchell & Titus

Mitchell & Titus, LLP
1818 Market Street
Philadelphia, PA 19103

Tel: +1 215 561 7300
Fax: +1 215 569 8709
mitchelltitus.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Lincoln Investment Group Holdings, Inc.

We have audited the accompanying consolidated statement of financial condition of Lincoln Investment Planning, Inc. and Subsidiaries (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Lincoln Investment Planning, Inc. and Subsidiaries at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Mitchell & Titus, LLP

February 27, 2015

LINCOLN INVESTMENT PLANNING, INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2014

ASSETS	
Cash	$ 24,779,107
Cash–segregated under Federal and other regulations	15,428,024
Commissions receivable	5,365,811
Receivable from affiliate	60,688
Fees receivable	859,485
Advances to financial representatives, net of provision for doubtful accounts of $79,806	4,616,497
Receivables from customers	43,008
Receivables from providers	754
Prepaid expenses	1,168,669
Notes receivable from financial representatives and others	2,498,639
Furniture and fixtures, net of accumulated depreciation of $6,175	4,382
Deposits with clearing organizations and others	155,684
Goodwill and other intangible assets, net of accumulated amortization	2,049,749
Other assets	1,101,729
Total assets	$ 58,132,226
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Payables to customers	$ 10,502,840
Commissions payable	6,023,929
Payables to retirement plan	931,064
Accounts payable and accrued expenses	11,529,229
Note payable	322,970
Deferred advisory revenue	70,815
Total liabilities	29,380,847
Stockholder's equity	
Capital stock	
Voting: authorized 10,000 shares at $.001 par; issued–1,204 shares	1
Non-voting: authorized 1,000,000 shares at $.001 par; issued–119,254 shares	119
Additional paid-in capital	570,306
Retained earnings	28,394,599
Less: Treasury stock–12,511 shares at cost	(213,646)
Total stockholder's equity	28,751,379
Total liabilities and stockholder's equity	$ 58,132,226

The accompanying notes are an integral part of the consolidated statement of financial condition.

NOTE 1 ORGANIZATION

Lincoln Investment Planning, Inc. and Subsidiaries (the Company) is in the business of providing financial services. Lincoln Investment Planning, Inc. (Lincoln) is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and various states and territories' securities commissions and is also a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). Lincoln is also an investment advisor registered with the SEC and is subject to regulation by the U.S. Commodity Futures Trading Commission (CFTC). Lincoln was incorporated in November 1968 and is a wholly owned subsidiary of Lincoln Investment Group Holdings, Inc. (the Parent). The Company specializes in the sale of mutual funds to its retail investors with a particular focus on its clients' retirement needs. The Company's investment advisory services include strategic and tactical asset allocation programs. Customers are geographically located throughout the U.S., with a primary concentration in the Eastern and Central regions.

Linjersey, Inc. is a wholly owned subsidiary of Lincoln. Linjersey, Inc. purchased the assets of a New Jersey-based financial services provider specializing in 403(b) retirement plans and individual IRAs.

Lingren, Inc. is a wholly owned subsidiary of Lincoln. Lingren, Inc. purchased the assets of a Washington State-based financial services provider specializing in 403(b) retirement plans and individual IRAs.

Lincoln Acquisition Corporation (LAC) is a wholly owned subsidiary of Lincoln. LAC owns 100% of the stock of both Linmass, Inc. and Linchic, Inc. Linmass, Inc. acquired the assets of a Massachusetts-based broker/dealer and the book of business of that broker/dealer's majority shareholder. Linchic, Inc. purchased the assets of a Chicago-based financial services provider, which was transacting securities business through Lincoln.

All securities business of Linmass, Inc., Linchic, Inc., Linjersey, Inc., and Lingren, Inc. are transacted through financial representatives registered with Lincoln.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The accompanying consolidated statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days at the time of purchase.

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

Income Taxes

Effective June 1, 2012, the Company has elected, with the consent of its stockholders, to be taxed as a subsidiary to the Parent, filing a consolidated tax return under the provisions of Subchapter S of the Internal Revenue Code and Pennsylvania Revenue Code. Under these provisions, the Company does not pay Federal or Pennsylvania corporate income taxes on its taxable income. Instead, the stockholders are liable for individual Federal and various state and local income taxes on their share of the Company's taxable income. The Company pays taxes in certain states and local jurisdictions where Subchapter S is not recognized.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income Taxes *(continued)*

In July 2006, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 740-10, *Accounting for Uncertainty in Income Taxes*. Accounting principles generally accepted in the United States require the Company's management to evaluate uncertain tax positions taken by the Company. This interpretation clarified the accounting for uncertainty in income taxes recognized in financial statements. Under ASC 740-10, a tax benefit is recognized when it is more-likely-than-not to be sustained upon examination, based solely on its technical merits. The recognized benefit is measured as the largest amount of benefit, which is more-likely-than-not to be realized on ultimate settlement, based on a cumulative probability basis. A tax position failing to qualify for initial recognition is recognized in the first interim period in which it meets the ASC 740-10 statute of limitations. De-recognition of a previously recognized tax position occurs following the determination that the tax position no longer meets the more-likely-than-not threshold of being sustained. The Company does not have any tax positions for which a liability has been established or is otherwise unrecognized.

The Company is subject to routine examination by taxing jurisdictions. The Company believes it is no longer subject to income tax examinations prior to 2010.

Fixed Assets

Fixed assets include furniture and fixtures, which are depreciated using the straight-line method over the estimated useful life of the assets of five years.

Provision for Doubtful Accounts

The Company provides for a provision for doubtful accounts for advances to and notes receivable from financial representatives and others based on experience and specifically identified risks. Advances to financial representatives and notes receivable to financial representatives and others are considered delinquent when management determines recovery is unlikely and the Company ceases collection efforts.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Goodwill and Other Intangible Assets

Goodwill and sales representative relationship are accounted for in accordance with the requirements of ASC 350, *Intangibles–Goodwill and Other*. Goodwill and sales representative relationship are tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change, which would more-likely-than-not reduce its fair value below the carrying value.

The Company performed an annual impairment evaluation as of December 31, 2014 and noted there was no impairment to any of its goodwill or sales representative relationships.

Customer lists are amortized over five- to eight-year periods. Covenants not to compete are amortized over the related contract term. Management routinely assesses if an event occurs or circumstances change indicating that the carrying value of its customer lists and covenants not to compete become non-recoverable. No such events or circumstances took place during the year.

Notes Receivable from Financial Representatives and Others

The Company's notes receivable balance primarily consists of notes receivable from financial representatives. These interest-bearing note agreements are given to financial representatives to assist them in purchasing a book of business. The repayment term of the note ranges from six months to ten years depending on the size of the advance.

Based on the nature of these notes receivable, the Company does not analyze this asset on a portfolio segment or class basis. Concerns regarding recoverability generally arise in the event that a financial representative's securities registration is terminated by the Company. The Company maintains a provision for doubtful accounts and determines the amount of the provision based on specific identification of material amounts at risk by financial representatives and maintains a reserve based on its historical collection experience. The credit quality of the notes receivable and the adequacy of this provision is assessed on a monthly basis by evaluating all known factors, such as historical collection experience, the economic and competitive environment and changes in the creditworthiness and licensing registration status of the financial representatives. Although management believes its provision is adequate, it cannot anticipate with any certainty the changes in the financial condition of its financial representatives. As a result, the Company records adjustments to the provision for doubtful accounts in the period in which the new information that requires an adjustment to the reserve becomes known.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Notes Receivable from Financial Representatives and Others *(continued)*

The accrual of interest is discontinued for all notes classified as doubtful and non-performing. A note returns to accrual status when it is classified as performing. The note, at that time, recaptures the interest not accrued during the non-accrual period. Payments received for notes on non-accrual status are applied first to outstanding interest due on the notes and then to outstanding principal. A note is considered impaired under applicable accounting guidance if it is classified as doubtful; that is, when based on current information, it is probable that the Company will be unable to collect the scheduled amounts due according to the contractual terms of the note agreement. At December 31, 2014, all outstanding notes receivable were categorized as performing.

NOTE 3 CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash of $15,428,024 is segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 of the SEC.

NOTE 4 RETIREMENT PLAN

The Company has a defined contribution profit-sharing and Section 401(k) salary deferral plan that covers employees who have attained the age of 18. Employees are eligible for the 401(k) salary deferral plan on the first day of employment and are able to enroll on a quarterly basis. Employees are eligible for the profit-sharing component after completing 1,000 hours of service. The employee must also be employed on the last day of the plan year to receive the profit-sharing component.

Under the plan, eligible participating employees may elect to contribute up to the lesser of 75% of their salaries, or $17,500, with an opportunity for participants 50 years of age or older during the plan year to contribute an additional $5,500. The Company contributes an amount equal to 50% to 100% of the participant's contribution up to 6% of compensation based on years of service. Participants are always fully vested in their contributions and Company contributions become fully vested to the participants after six years of continued employment.

NOTE 5 DEFERRED COMPENSATION PLAN

In 2005, the Company adopted a deferred compensation plan for certain executives. This plan entitles certain eligible executives to a percentage of the appreciation in the estimated fair value of the Company as determined by a formula for periods subsequent to each participant's initial eligibility date. Such amounts are generally payable upon the retirement of the executive over a payment schedule ranging from five to ten years, depending on the age of the executive upon termination, and are included in accounts payable and accrued expenses on the Company's consolidated statement of financial condition.

Deferred Compensation Plan for Retired Participants

The Company's note payable relates to its' liability under the deferred compensation plan for retired participants. The note bears an interest rate of 6% and will be paid off in October 2018.

NOTE 6 GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets are comprised of the following:

Goodwill	$ 468,185
Sales representative relationship	1,203,188
Customer lists	1,733,678
Covenant not to compete	588,600
Total	3,993,651
Less: Accumulated amortization	(1,943,902)
Net	$ 2,049,749

Goodwill is related to an acquisition of a business in the New England area in 2000 and a Washington state-based financial services provider during 2009 and is not amortized. The sales representative relationship asset is related to the acquisition of the Washington State-based financial services provider and is not amortized. The customer lists are related to the acquisition of a Chicago-based financial services provider during 2005, a New Jersey-based financial services provider during 2008, and a portion of the business of an existing Lincoln financial representative based in Virginia during 2013, and are being amortized over five to eight years. The weighted-average amortization period for customer lists is approximately 7.2 years. Non-amortized intangible assets are subject to periodic review for impairment, and are written down as applicable. The covenant not to compete is related to the acquisition of the Chicago-based financial services provider, the New Jersey-based financial services provider, and the Washington State-based financial services provider and was being amortized over the contract term of five years.

NOTE 6 GOODWILL AND OTHER INTANGIBLE ASSETS *(continued)*

At December 31, 2014, covenant not to compete has been fully amortized. The weighted-average amortization period for all intangible assets subject to amortization is approximately 6.71 years.

NOTE 7 COMMISSIONS AND OTHER FEES RECEIVABLE

Commissions and other fees receivable arise from selling mutual fund shares, other securities, insurance products, and providing services to investors. Overall, the Company believes the concentration of credit risk is limited due to the number of funds in which their customers invest.

Securities owned by customers are held as collateral for receivables from customers. The value of such securities equals or exceeds the amount of the receivables. Such collateral is not reflected in the consolidated statement of financial condition.

NOTE 8 PAYABLES TO CUSTOMERS

Payables to customers include amounts due on cash transactions.

NOTE 9 COMMITMENTS AND CONTINGENCIES

The Company conducts its operations in leased facilities under leases that expire at various dates. The Company's headquarters are in Wyncote, Pennsylvania, but its sales offices are maintained in several other locations.

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. It is not possible to forecast the outcome of such lawsuits/arbitrations. However, because of existing insurance, management believes that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's financial position.

As with many financial services companies, from time to time, the Company received informal and formal requests for information from various state and Federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and sales practices of the financial services industry. In each case, the Company believes full cooperation has been given and is being provided. Management believes that there are no regulatory issues pending that would have a materially adverse effect on the Company's financial position.

NOTE 10 AGREEMENTS WITH CARRYING BROKER

Lincoln has entered into an agreement with a broker (the Carrying Broker) to execute certain securities transactions on behalf of its customers. Lincoln discloses these arrangements to its customers. Lincoln is subject to off-balance-sheet risk in that it may be responsible for losses incurred by the Carrying Broker that result from a customer's failure to complete securities transactions as provided for in the agreements.

NOTE 11 RELATED-PARTY TRANSACTIONS

The Company's headquarters are leased under an operating lease agreement with 218 Glenside Partnership, Ltd. (Partnership). Certain stockholders of the Parent own the Partnership.

The Company rents computer equipment, other equipment, and furniture and fixtures for its headquarters and other offices from For Lease, Inc., owned by certain stockholders of the Parent.

Capital Analysts, Inc. (CAI) is a wholly owned subsidiary of the Parent and is registered as an investment advisor with the SEC. The Company has a receivable of $60,688 from CAI, which is included in due from affiliate in the accompanying consolidated statement of financial condition as of December 31, 2014.

NOTE 12 NET CAPITAL REQUIREMENTS

Lincoln is subject to Rule 15c3-1, which requires the maintenance of minimum net capital. A broker-dealer that fails to comply with Rule 15c3-1 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspensions, or expulsion.

Lincoln has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. The Company is also subject to the net capital requirements of CFTC Regulation 1.17 and requirements of the NFA, and is required to maintain minimum net capital of the greater of $45,000 or its Rule 15c3-l net capital requirement. At December 31, 2014, the Company had net capital of $15,254,472, which was 35,469% of aggregate debit balances and $15,004,472 in excess of the minimum net capital requirement.

NOTE 12 NET CAPITAL REQUIREMENTS *(continued)*

Subchapter S distribution payments and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory bodies. Under the alternative method, the Company may not pay cash dividends, or make any unsecured advances or loans to its stockholder or employees if such payment would result in net capital of less than 5% of aggregate debit balances, or less than 120% of its minimum dollar net capital requirement.